November 9, 2006

Jonathan Cohen, Chief Executive Officer
TAC Acquisition Corp.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

      Re: **TAC Acquisition Corp.**
                Amendment No. 1 to Proxy Statement on
                Schedule 14A
                Filed October 6, 2006
                File No. 000-51340

Dear Mr. Cohen,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated September 11, 2006. In the appropriate sections, please revise to clarify the actions to be taken should you not receive approval for dissolution and liquidation from your shareholders.

2.   In connection with comment one, please revise to quantify the amounts Messrs Cohen and Rosenthal would be liable for if you had to dissolve and liquidate. Further, please clarify if they would be jointly and severally liable.

Lastly, please revise to clarify the company's obligation to bring claims against the two noted individuals to enforce the indemnification agreement should they assert they are either unable to cover such expenses or they are not obligated under the agreement.

3. We note your response to comment six of our letter dated September 11, 2006 and the revised disclosure throughout the document. In particular, we note the reference to the "relative difference" between the current merger consideration and the aggregate amount paid in connection with Mr. Chapel's acquisitions that lead to the formation of AVIEL. Please revise to quantify the "relative difference." Also, we note the listed factors on page 106. Please revise the section that discusses the board's recommendation to clarify how the listed items increased the value of the target to make up the "relative difference."

4. In connection with the preceding comment, please revise to clarify how much of the debt to be paid at closing is the debt incurred during Mr. Chapel's acquisitions of the companies that now form AVIEL. If the debt to be repaid completely satisfies the debt incurred in by the previous acquisitions, please revise to quantify the aggregate consideration Mr. Chapel paid, not including any debt, and compare that figure with the consideration Mr. Chapel will receive from the contemplated transaction. Such disclosure should appear with the discussion of the board's reasons for recommending this transaction.

5. We note that the officers of TAC control the investment advisor that manages TICC. Given the loans provided by TICC which include terms beneficial in the event of a merger transaction and given the knowledge of TAC management of the opportunity of TAC, provide a detailed discussion of the conflicts of interest that arose from these transactions and add a risk factor. Clarify why the loan was structured to benefit TICC in the event of a merger at the same time TAC was aware of the potential conflicts and clarify any resultant risks to the company and/or officers and directors as a result of such knowledge.

6. Disclose any fees, direct or indirect, to be received by the investment advisor to TICC that is controlled by the officers, directors and initial shareholders of TAC as a result of the loan and the beneficial provisions of the loan due to the merger transaction. Clearly list as an interest of management in this transaction throughout the proxy statement.

7. We reissue prior comment three of our letter dated September 11, 2006. Please fill in the blanks throughout the prospectus as of the most recent practicable date and update as applicable. For example and without limitation, we note the conversion price, the most recent market price, the number of shares reserved for the 2006 Long-Term Incentive Plan, etc.

Questions and Answers, page iii

8.   We note your response to comment 11 of our letter dated September 11, 2006. Please revise the answer to the question on page vi to briefly answer the question. Revise to disclose the aggregate consideration Mr. Chapel paid and the loans taken to acquire what is now AVIEL. The disclosure in the four bullet points does not go to answering the question. Please revise to remove the bullet point disclosure.

9.   It is not clear why there are different figures for the outstanding debt that will be paid. In several locations it is disclosed as $46.7 and $44.4 million. Please revise to clarify.

10.   We note your response to prior comment 14 of our letter dated September 11, 2006. If shareholder approval is not obtained, it would appear that the company would not be able to consummate the business combination contemplated by the definitive merger agreement. Since the prospectus clearly indicated that the extension was for purposes of completing the merger contemplated by the definitive agreement, it is unclear why the company would wait until December 31, 2006. It would appear that without the shareholder approval, the company would no longer be pursuing the merger contemplated by the definitive merger agreement. Please advise or revise.

11.   Explain the statement that "it is more likely than not that TAC would be required to liquidate in the event that TAC is unable to consummate its proposed merger with AVIEL in the manner contemplated herein." Clarify when you would not be required to liquidate. We may have further comment.

12.   Provide the estimate of the amount that shareholders will receive upon dissolution and liquidation.

13.   We note the statement that the placement of funds in trust may not protect the funds from third party claims. Please clarify when claims of shareholders would be before claims of creditors. We may have further comment.

14.   Clarify whether any of the known claims, other than the unsecured credit facility used to pay federal and state taxes, would not fall within the indemnification agreement.

15.   Estimate the costs of dissolution and liquidation. Clarify how these costs will be paid.

Summary of the Proxy Statement, page 1

16.   We note your response to comment 16 of our letter dated September 11, 2006.
        Please revise to update the information concerning the shares to be issued to
        Mr. Chapel.

17.   In the appropriate section, please revise to identify the entity that received the
        gifted shares by initial shareholders.

18.   We note your supplemental response to comment 19 of our letter dated
        September 11, 2006. Please disclose this information regarding the
        knowledge of Mr. Chapel in the proxy statement. Also, clarify whether the
        officers of TAC were aware at the time of the loan in September and
        December that Mr. Chapel was interested in seeking a business opportunity
        such as that presented by TAC.

19.   Disclose all interests of TAC Officers and Directors in the merger. This
        would include any warrants owned by the officers and directors.

Aviel's Consolidated Selected Summary Historical And Optimus and PMC Historical
Consolidated Financial Data

PMC, page 17

20.   We have reviewed your response to comment 22 however we do not see how
        your presentation (i.e. the inclusion of PMC) is consistent with the guidance
        of Item 301 of Regulation S-K. As stated in our previous comment letter, the
        information presented should be on a consolidated basis with notes or cross-
        references added when factors exist that affect the comparability (e.g. business
        combinations accounted for as a purchase). Accordingly, please remove the
        five-year selected financial data for PMC as the financial results of should
        only be included in the consolidated statements of Aviel from the date of the
        acquisition. We would not object to a footnote to the tabular presentation with
        cross-reference the PMC financial statements.

Risk Factors, page 20

21.   We note your responses to comments 28 and 14 of our letter dated September
        11, 2006. It is not clear how you could consider an "alternate business
        combination" if this one fails since the extension applies to the transaction
        "contemplated" by the letter of intent, as disclosed on page 32 of your IPO
        prospectus. If the phrase "alternate business combination" refers to a
        combination with AVIEL but on different terms, please revise to clearly state
        so. Otherwise, we will have additional comment.

22. We note your response to comment 32 of our letter dated September 11, 2006 that relationships would be "adversely" affected. To the extent possible, please revise to quantify or be more specific of the harm that would be suffered should the risk materialize.

23. We note your response to comment 36 of our letter dated September 11, 2006 and the additional disclosure on page 31. Considering you provided just one period as an example, please revise to clarify your use of the term "historically." Also, it is unclear how the information added presents a balanced comparison of the companies and therefore the information should be disclosed.

Fairness Opinion, page 38

24. Remove the statement that the Capitalink opinion is addressed to the board of directors only. Remove similar disclosure throughout the proxy statement.

The Merger Proposal

Background of the Acquisition, page 40

25. We note your response to comment 19 of our letter dated September 11, 2006 and the additional disclosure on pages 40 and 41. We note at the time the TICC made its investments in AVIEL, TAC was already formed. Please revise to affirmatively disclose that, at the time the decision was made for TICC to invest in AVIEL, the consideration of TAC as a means to pay back such loans with interest was not contemplated, if true.

26. Considering the financing by TICC was completed in December of 2005, it is not clear why the transaction could not have been structured differently by, among other alternatives, having TAC purchase the two companies themselves instead of TICC financing Mr. Chapel in order to allow him to acquire the two companies and then paying an appreciated price in purchasing the two companies from Mr. Chapel. Please revise the disclosure to clarify. We may have further comment.

27. We note the additional disclosure on page 40 that two former employees of TICC contacted Mr. Chapel due to a referral by a bank. Please revise to elaborate on this. Revise to clarify bank's relationship with TICC, Mr. Chapel and the target.

TAC's Board of Directors' Reasons for the Approval of the Merger, page 44

28. We note the additional disclosure in this section in response to comment 42 of our letter dated September 11, 2006. Please revise to clarify if management

relied on Capitalink's opinion only or if they actually determined the value themselves. Clearly explain the extent to which you are relying upon the valuation done by Capitalink.

Alternatively, if the board did determine the value, please revise to discuss the valuation, quantify the value determined by the board and state how you determined the valuation. We may have further comment.

29. Please revise to discuss the "certain valuation and analyses and metrics complied by" your management as disclosed on page 44.

30. We note your response to comment 43 of our letter dated September 11, 2006. We note and are aware of the disclosure of the fairness opinion as stated in your response. We also note the second to last bullet point on page 46. Please refer to comment three of this letter.

Interest of TAC Directors and Officers in the Merger, page 47

31. Please revise to include your response to comment 46 of our letter dated September 11, 2006 in this document. Provide clear disclosure throughout the proxy statement that the named officers and directors will receive compensation following the business combination and that investors will not be made aware of the terms of compensation arrangements until after the merger is completed.

Fairness Opinion, page 48

32. We note the disclosure on page 50 that the net debt and earnout obligations of $42.9 million were considered. Please revise to reconcile that with the $46.7 million dollar figure disclosed elsewhere.

33. We note your response to comment 49 of our letter dated September 11, 2006 and the additional disclosure that the "equity value range" is the equivalent of the "fair market value of equity." Please revise to clarify how the equity value determination is equivalent to the fair market value of a company.

34. In connection with the preceding comment, please revise to clarify how the equity value range is greater than the consideration range disclosed on page 50.

35. We note your response to comment 54 of our letter dated September 11, 2006. Considering management considered the valuations of this opinion to be reasonable, please revise to specifically explain how the equity value increased within the one year from the acquisitions by Mr. Chapel.

Unaudited Pro Forma Condensed Combined Financial Statements

AVIEL Systems, Inc.Unaudited Pro Forma Condensed Combined Statement of Operations

Adjustment (3a), page 75 and Adjustment (7a), page 77

36.	It appears that the additional amortization expense being recorded related to the increased value of $9,992,391 for the intangibles in the AVIEL and TAC transaction does not reconcile with the $11,302,599 recorded in adjustment (4) on page 79. Please clarify and revise.

AVIEL Systems, Inc.Unaudited Pro Forma Combined Balance Sheet

Adjustment (1), page 78

37.	It appears the adjustment to the cash balance for the repayment of $46.7 million of AVIEL and TAC's outstanding debt and other liabilities does not reconcile to the $45,684,961 recorded in adjustment (5) on page 79. Please clarify and revise.

Adjustment (3), page 79

38.	The disclosure of $28,298,074 of stock consideration paid does not reconcile with the disclosure on page 8, page 57 and Section 2.01 of the merger agreement which states the total stock consideration to be paid is $24,000,000. Please clarify and revise.

39.	The increase of $5,382,558 in the value of non-current liabilities does not appear to reconcile to the values recorded in adjustment (6) and (7) totaling $5,122,828. Please clarify and revise.

40.	We noted your response to comment 62 where you indicated the principal intangibles being acquired in the transaction are contract backlog and/or customer relationships. However we do not see where you have allocated any purchase price to backlog. If you have not allocated amounts to backlog, provide a discussion explaining why it is not necessary. Please advise and revise.

41.	In addition to our comment above, please disaggregate your identified intangible assets by major category (e.g. backlog, customer contracts, customer relationships) and explain how you arrived at the estimated useful life (for each category).

42.   We have reviewed your response to comment 63 and noted that the requested
        disclosure was not provided in the document; therefore the comment is being
        reissued in its entirety. Please revise your disclosure to discuss the reasons
        why your purchase price allocation is preliminary (i.e. identify the information
        that you have arranged to obtain) and indicate when the allocation is expected
        to be finalized. Refer to paragraph (51)(h) of SFAS 141.

Adjustment (9) and (10), page 79

43.   Please expand your disclosure and provide a detailed reconciliation of the
        amounts being recorded in the $51,162,261 adjustment to additional paid in
        capital.

Adjustment (12), (13), (14), page 79

44.   It appears that these entries relate to an adjustment of the purchase price as a
        result of additional shares being provided as part of the stock consideration in
        the AVIEL and TAC transaction assuming maximum conversion. The
        adjustment to the purchase price is unclear as it appears from the disclosure on
        page 8, page 57 and Section 2.01 of the merger agreement that the total stock
        consideration to be paid is $24,000,000 even though the actual number of
        shares may change based on the proposed calculation. Please clarify and
        revise.

Business of AVIEL, page 104

45.   We note the first and second bullet points added on page 106. It is clear that
        the acquisition of PMC would increase the value of OPTIMUS. However, it
        is not clear how combining the two increased the value of the combined entity
        over that of the two companies values added together. Please revise to clarify
        how you reached this determination.

46.   Please revise to clarify how the business has been built as described in the
        fourth bullet point on page 106.

Customers and Contracts, pages 112-114

47.   Please note that when comparisons are provided, pro forma presentation and
        related analytical discussion is permitted only for the year in which a business
        combination occurred and for the immediately preceding year. PMC was
        acquired in September 2005 and accounted for as a business combination,
        therefore pro forma presentation and related analytical discussions provided
        are permitted only for the year in which a business combination occurred and
        for the immediately preceding year. Accordingly, please revise to remove the
        pro forma information of PMC for the year ended December 31, 2003.

AVIEL's Management's Discussion and Analysis of Financial Condition, page 119

48.   We note the additional disclosure on page 120 in response to comment 82 of our letter dated September 11, 2006 that all the debt is secured by the assets of the company. Please revise to clarify your reference to the "Company." Also, clarify if the company has enough assets to satisfy all the outstanding debt.

49.   Please ensure that the marked copies you provide us are accurate. For instance, there is disclosure on pages 120 and 125 that should be marked but was not.

Funded Backlog and Total Estimated Remaining Contract Value, page 125

50.   We have reviewed your revised disclosure in response to comment 84 and note it provides the value of the funded backlog. Please provide the value of the unfunded backlog for all periods presented.

Results of Operations

Fiscal year ended December 31, 2004 compared with fiscal year ended December 31, 2003, page 131

51.   We have reviewed your response to comment 85 and note the company is still providing an analytical discussion of comparisons for PMC for the years ended December 31, 2003. PMC was acquired in September 2005 and accounted for as a business combination, therefore comparisons and related analytical discussions provided are permitted only for the year in which a business combination occurred and for the immediately preceding year. Accordingly, please revise to remove the analytical discussion of PMC for the year ended December 31, 2003.

Beneficial Ownership of Securities, page 142

52.   We reissue prior comment 89 of our letter dated September 11, 2006. Disclose the control person(s) for each entity listed in the beneficial ownership table. We direct your attention to Instruction 3 to Item 403 of Regulation S-K.

53.   We note your response to comment 90 of our letter dated September 11, 2006. Please advise if the disclosure in this section takes into account your outstanding warrants, which appear exercisable within 60 days of the consummation of the merger.

TAC Acquisition Corp. December 31, 2005 Audited Financial Statements

Notes to Financial Statements

Note C – Initial Public Offering, F-15

54.   We have reviewed your response to comment 93 noting the company is not
        required to "net cash" settle the warrants. Please revise your description of
        the warrants to be consistent with your revised warrant agreement here and on
        page F-7. Please disclose that (i) in no event will you be required to net cash
        settle or cash settle the warrant exercise, (ii) the warrants will not be
        exercisable unless there is an effective registration statement with respect to
        the common stock underlying the warrants and (iii) if a registration statement
        is not effective for the common stock underlying the warrants, the warrants
        may expire worthless. Accordingly, please revise your disclosure in
        Description of Securities starting on page 148.

55.   We have reviewed your response to comment 94 noting you do not believe the
        UPO should be accounted for as a liability. As discussed in our prior
        comment, the UPO was registered under the offering and therefore you will be
        required to file timely updates to the registration statement and deliver a
        current prospectus at the time the UPO is exercised. Paragraph 17 of EITF
        00-19 states that if the contract requires physical or net-share settlement by
        delivery of registered shares and does not specify any circumstances under
        which net-cash settlement is permitted or required, and the contract does not
        specify how the contract would be settled in the event the company is unable
        to deliver registered shares, then net cash settlement is assumed if the
        company is unable to deliver registered shares because it is unlikely that
        nonperformance would be an acceptable alternative. Your UPO agreement
        does not specify the circumstances under which net cash settlement would be
        permitted. The UPO agreement does not state explicitly the issuer has no
        obligation to settle the UPO in the absence of an effective registration
        statement and the warrant can expire unexercised or unredeemed.
        Considering this, liability classification would appear appropriate. Please
        revise your financial statements to classify the UPO as a liability and to
        subsequently adjust the UPO to fair value for all periods from the initial
        public offering date through the most recent reporting period.

Optimus Corporation and Subsidiary December 31, 2005 Audited Financial Statements

Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies

Financial Risk, F-35

56.   We have reviewed your revised disclosure related to comment 99 noting the company had one contract which accounted for more than 10% of the 2005 revenues. This appears to be inconsistent with the disclosure provided on page 119. Please clarify and revise.

Note 5. Notes Receivable – Stockholders, F-37

57.   We have reviewed your response to comment 109 noting the notes receivable outstanding in 2004 were not for the purchase of common stock. It appears the remaining balance of the note receivable ($97,048 in 2004 and $65,272 in 2005) is being recorded as a reduction of equity when it did not relate to the purchase of common stock. Please clarify with whom the notes (all notes) were with and provide the disclosures required by SFAS 57, if necessary.

58.   Based on your response to comment 109, please revise your disclosure here to state the reason for the $115,593 note receivable being recorded as a reduction of equity at December 31, 2005. Further, justify your accounting treatment (cite the authoritative literature you used to support your accounting treatment) and tell us how it is consistent with GAAP.

Note 8. Notes Payable, F-39

59.   We have reviewed your response to comment 104 noting the company has determined the warrant has a value of $300,000 at December 31, 2005 and should be accounted for as a liability. Please revise your financial statements to show the warrant as a separate liability. In addition, please revise your disclosure here to state the period over which the debt discount will be amortized and to what account the amortization will be recorded.

60.   We have reviewed your response to comment 105 noting the company determined the value of the warrants to be $300,000 at December 31, 2005 based on "management's good faith estimate". It is unclear what "management's good faith estimate" represents and how that is consistent with the applicable GAAP. Please advise and revise accordingly.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Any questions regarding the financial statements may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Cynthia Krus
       Fax No. (202) 637-3593